CCF Investments, Inc.
Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	37,567
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,171
(Increase) decrease in operating assets:		
Commissions receivable		(234,938)
Prepaid expenses		(25,098)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		11,454
Commissions payable		297,289
Registration and administration fees collected in advance		21,260
Net cash provided by operating activities		115,705
Cash flows from investing activities:		
Purchase of equipment		(2,304)
Net cash used in investing activities		(2,304)
Net change in cash		113,401
Beginning cash		321,371
Ending cash	$	434,772

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$	61,472

The accompanying notes are an integral part of this financial statement.